Capitalisation and Indebtedness	Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2012. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 31 December 2012 (1)

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	75

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	100

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	240

Group shareholders’ equity	£m

Called up share capital	2,402

Share premium account	12,092

Other reserves	263

Other shareholders’ funds	646

Retained earnings	41,668

Shareholders’ equity excluding non-controlling interests	57,071

Non-controlling interests	2,856

Total shareholders’ equity	59,927

Group indebtedness (2)

Subordinated liabilities	24,422

Debt securities in issue(3,4)	119,525

Total indebtedness	143,947

Total capitalisation and indebtedness	203,874

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	15,855

Performance guarantees, acceptances and endorsements	6,406

Total contingent liabilities	22,261

Documentary credits and other short-term trade related transactions	1,027

Standby facilities, credit lines and other commitments (5)	247,816

1	Comparatives have been re-stated to reflect the implementation of IFRS 10 Consolidated Financial Statements and IAS 19 Employee Benefits (Revised 2011).
2	“Group indebtedness” includes interest accrued as at 31 December 2012 in accordance with International Financial Reporting Standards.
3	In addition to this there were £57,877 million of debt securities in issue accounted for on a fair value basis as at 31 December 2012. At 31 March 2013, this amounted to £56,917 million.
4	There were £119,525 million of debt securities as at 31 December 2012. At 31 March 2013 this amounted to £112,207 million.
5	There were £247,816 million of Standby facilities, credit lines and other commitments as at 31 December 2012. At 31 March 2013 this amounted to £260,556 million.

Barclays Bank PLC	1